Richmont Mines Inc.	Mountain Lake Resources Inc.

1 Place-Ville-Marie, Suite 2130	1450 Starr's Point Road
Montreal, QC	Port Williams, NS
H3B 2C6 CANADA	B0P 1T0 CANADA

Tel.: (514) 397-1410	Tel.: (902) 542-9773
Fax: (514) 397-8620	Fax: (902) 542-4442
www.richmont-mines.com	www.mountain-lake.com

NEWS RELEASE

RICHMONT MINES AND MOUNTAIN LAKE ANNOUNCE
LATEST DRILLING RESULTS FOR THE
VALENTINE LAKE PROJECT

MONTREAL, August 31, 2005 - Richmont Mines Inc. and Mountain Lake Resources Inc. are pleased to announce the latest drilling results on the Valentine Lake property. A total of seven holes totalling 1,371 metres was drilled on the property in 2005: four holes (110, 111, 113 and 114) tested the Main Zone, two holes (112 and 115) the NE Zone and one hole (116) verified the deep extension of the Osprey Pond Zone which is located 1.5 km to north east of the Main Zone.

For the Main Zone, the holes were drilled down the dip of the mineralized zone to test the interpreted orientation of the high grade veining that appeared to have a "reverse" orientation to the overall mineralization. An instrument was used to determine the quartz vein orientation. Hole 111 was stopped at 48.2 metres due to drilling technical problems. The other holes were collared sub-vertically at 80° to the south. All the results are shown in Table 1.

Hole 110 intercepted a good stacking of quartz-tourmaline veins over 162.8 metres grading 4.12 g/t Au uncut (4.01 g/t cut to 58 g/t), which includes several high grade zones. Fifty metres to the east of this hole, a second down dip hole (113) intercepted a stacking of quartz-tourmaline veining system of 41 metres and the best intersection returned 5.73 g/t Au uncut (3.83 g/t cut) over 23.7 metres. The third hole (114), located 100 metres to the east of hole 110, returned an intersection of 58.2 metres grading 6.54 g/t uncut (6.39 g/t cut).

For the NE zone, hole 115 did not identify the zone at depth, while hole 112 has returned an intersection of 4.70 g/t uncut/cut over 23.7 meter which confirms the interpretation of this zone.

Table 1
Significant Drill Intersections - August 2005
Hole	Dip	From	To	Length	Au (g/t)	Au (g/t)*
Number				(m)	Uncut	Cut
(Down Dip)
VL05-110	-65°	20.70	183.50	162.80	4.12	4.01
Including		32.30	36.00	3.70	5.93	5.93
		42.60	55.60	13.00	9.52	8.95
		59.35	62.15	2.80	5.99	5.99
		64.15	79.00	14.85	3.50	3.50
		104.25	112.25	8.00	4.46	4.46
		130.00	145.00	15.00	15.14	14.38
		171.00	174.40	3.40	12.72	12.72
(Down Dip)
VL05-111	-65°	Abandoned due to technical difficulties

VL05-112	-88°	6.85	13.00	6.15	8.29	7.72
		91.42	115.10	23.68	4.70	4.70
(Down Dip)
VL05-113	-54°	90.83	114.50	23.67	5.73	3.83
Including		91.50	94.50	3.00	3.68	3.68
		105.20	109.70	4.50	26.61	16.61
		147.90	151.97	4.07	5.59	5.59
(Down Dip)
VL05-114	-54°	59.40	60.80	1.40	31.08	31.08
		89.80	95.30	5.50	3.49	3.49
		99.85	158.00	58.15	6.54	6.39
Including		99.85	139.00	39.15	8.41	8.18
		142.00	144.00	2.00	6.11	6.11
		156.20	158.00	1.80	16.07	16.07

VL05-115	-88°	89.20	89.80	0.60	28.77	28.77
		143.32	143.70	0.38	61.99	58.00
		170.80	174.87	4.07	5.80	5.80

VL05-116	-80°	180.80	182.80	2.00	2.68	2.68
		234.18	234.86	0.68	18.74	18.74

* High Grade Assays Cut to 58 g/t Au

This drilling program confirms the continuity of a quartz-tourmaline veining system in the Main Zone over 100 metres laterally, with a down dip extension varying from 24 to 163 metres. A second vein system may be located approximately 25 metres to the North of the Main Zone, as identified by hole 93 drilled in 2004 which returned three intersections (10.48 g/t/5.6 m, 7.1 g/t/7.1 m, 6.04 g/t/4 m) at a depth of 350 metres.

One hole was drilled in the Valentine East area during this drilling program with the objective of expanding the resources. Valentine East is located some 13 km north east of the main Valentine Lake zone along the same geological structure. Results are pending.

The partners are currently working on a 3D model which will be used to update the resource calculation of the Valentine Lake project. This information will be used to determine the next phase of the on-going exploration program on the Valentine Lake property.

Richmont Mines and Mountain Lake Resources remain very positive by the results obtained, which confirms the orientation and distribution of the gold-bearing vein system within the Main Zone.

Project Supervision - National Instrument 43-101

The program was supervised by Mr. Larry Pilgrim, P.Geo., a "qualified person" as defined by National Instrument 43-101, under the supervision of Mr. Jules Riopel, M.Sc., P.Geo., Principal Exploration Geologist at Richmont Mines Inc.

Method of analysis

The analyses were conducted at the Eastern Analytical Ltd. Laboratory in Springdale, Newfoundland by means of fire assay fusion on 30 grams of material with atomic absorption (AA) finish.

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-American exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

For more information:

Richmont Mines Inc.	Mountain Lake Resources Inc.
Julie Normandeau	Allen E. Sheito
Investor Relations	President and CEO

Phone: (514) 397-1410	Phone: (902) 542-9773
Fax: (514) 397-8620	Fax: (902) 542-4442

Trading symbol: RIC	Trading symbol: MOA
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Web site: www.richmont-mines.com	Web site: www.mountain-lake.com